

LEDGEWOOD
A PROFESSIONAL CORPORATION

1900 Market Street, Suite 750, Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513
www.ledgewood.com

July10, 2009

Ms. Louise Dorsey
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Accountant
100 F Street, N.E.
Washington, D.C. 20549

> **Re: Resource Real Estate Investors 6, L.P.**
> **Form 10**
> **Filed April 30, 2009**
> **File No. 000-53652**
> **CIK No.: 0001414964**

Dear Ms. Dorsey:

Reference is made to the staff's comment letter dated May 28, 2009 with respect to the above-referenced filing. On behalf of Resource Real Estate Investors 6, L.P. (the "Company"), this letter is to request a waiver of the requirement, referred to in comment 24 of the staff's comment letter, that the Company provide audited financial statements and other disclosures for real estate operations acquired, as required by Rule 8-06 of Regulation S-X.

<u>Background</u>

The Company is a limited partnership formed on July 26, 2007 that began operations in December 2007. The Company has invested in five real properties and three subordinated notes secured, directly or indirectly, by real property. The Company acquired its real properties on the following dates: December 18, 2007, December 28, 2007, January 29, 2008 (two properties) and February 29, 2008. The Company acquired the notes in December 2007. The properties and notes were all acquired from unrelated third parties. As of December 31, 2008, the properties represented approximately 81% of the total assets of the Company and produce approximately 95% of its total revenues.

In acquiring its real properties, the Company performed typical due diligence investigations regarding the properties, including review of rent rolls and operating expenses. Because the Company did not anticipate crossing the threshold for registration under the Securities Exchange Act of 1934 (the "1934 Act"), the Company did not require the sellers of the properties to prepare financial statements for the properties, audited or unaudited. The Company did not pass the 1934 Act threshold for number of investors of record until May 2, 2008, substantially after the last of the Company's properties was acquired on February 29, 2008. The Company has no current rights to require the sellers to now provide financial statements for the properties for the pre-acquisition periods and believes that, because the sellers were private entities, information and data necessary to obtaining financial statements and completing audits of the operations of the properties are not available.

The Company raised capital for its investments through the sale of limited partnership interests (the "Interests") to investors during 2007 and 2008. Under the terms of the Company's agreement of limited partnership, the Interests may not be transferred without the consent of the General Partner and without registration under the Securities Act of 1933 (or exemption from those requirements). In the discretion of the General Partner, counsel may also be required to provide an opinion that any proposed transfer of an Interest would not result in the Company being treated as an association taxable as a corporation, or being terminated, under the Internal Revenue Code. The interests are not listed on any exchange or traded in any other market of which the Company is aware. The Company is aware of only one transfer of Interests by one investor since the Company's inception. The Company has also redeemed the Interests of another investor.

Discussion

Under Rule 8-06 of Regulation S-X, if "during the period for which income statements are required," a smaller reporting company, such as the Company, "has acquired one or more properties that in the aggregate are significant" it must provide audited income statements for the most recent fiscal year where, as here, the property is not acquired from a related party and certain other information is supplied. In addition, if (as is true for the Company), the properties will be operated by the Company, a statement of estimated taxable operating results and estimated amount of cash to be made available by operations of the Company, based upon the most recent twelve-month period, must be provided.

In the case of the Company, as required by Form 10 and Regulation S-X, it has provided income statements for the year ended December 31, 2008 and the period from July 26, 2007 (inception) to December 31, 2007. As part of Amendment No. 1 to its Form 10 registration statement, the Company will also file results for the quarters ended March 31, 2009 and March 31, 2008. As a result, the Company's financial statements for the year ended December 31, 2008 already include a full year's results for the two properties acquired in 2007. Moreover, the filing of the quarterly results for the quarter

LEDGEWOOD
A PROFESSIONAL CORPORATION

ended March 31, 2009, together with the results for the year ended December 31, 2008, will provide a full year of results for the Company with respect to the three properties acquired in early 2008. Since (i) financial results covering a year or more of operations with respect to the properties will be included in the Form 10 registration statement, and (ii) the properties collectively represent approximately 81% of the Company's total assets and 95% of its total revenues, the Company does not believe that separate aggregated financial statements and related data regarding the properties for the year ended December 31, 2008 would provide information that would be materially different from that already contained in the registration statement, as amended. Also, because the Interests are restricted as to transfer and do not trade (with the one exception referred to above), and the offering of the Interests has been completed, the Company submits that separate information is not necessary for the protection of investors. Finally, because of the lack of access to and/or availability of information with respect to the three properties acquired in early 2008, the Company believes it is unable to obtain and audit the 2008 income information, and obtain the other data, required by Rule 8-06 without undue effort or expense.

Accordingly, the Company respectfully requests a waiver of the requirements of Regulation S-X, Rule 8-06 with respect to the financial statement and other data requirements thereof for the Company's acquired properties.

Very truly yours,



J. Baur Whittlesey